[Excerpt Translation]


Filing Document:                            Correction Report

Based on:                                   Article 27-25, Paragraph 4 of the
                                            Securities and Exchange Law

Filed with:                                 Director of Tokai Local Finance
                                            Bureau

Name:                                       Katsuaki Watanabe, President, Toyota
                                            Motor Corporation

Address or Location of Head Office:         1 Toyota-cho, Toyota City, Aichi
                                            Prefecture

Filing Date:                                July 25, 2005

Document to be Corrected                    Report on Bulk Holding

Filing Date of the Document to be
Corrected                                   July 1, 2005

Effective Date of Reporting Duty of the
Document to be Corrected                    June 24, 2005


Matters Regarding Issuing Company

--------------------------------------------------------------------------------
 Name of Issuing Company          Misawa Homes Holdings, Inc.
--------------------------------------------------------------------------------
 Company Code                     1722
--------------------------------------------------------------------------------
 Listed / Over-the-counter        Listed
--------------------------------------------------------------------------------
 Listed Securities Exchange(s)    Tokyo, Osaka, Nagoya
--------------------------------------------------------------------------------
 Location of Head Office          4-1 Nishi-Shinjuku 2-Chome, Shinjuku-ku, Tokyo
--------------------------------------------------------------------------------


Matters Regarding Submitter

--------------------------------------------------------------------------------
 Individual / Judicial person     Judicial person (Joint stock company)
--------------------------------------------------------------------------------
 Name                             Katsuaki Watanabe, President, Toyota Motor
                                  Corporation
--------------------------------------------------------------------------------
 Address or Location of Head      1 Toyota-cho, Toyota City, Aichi Prefecture
 Office
--------------------------------------------------------------------------------
 Place to Contact and Name of     Yuji Maki, General Manager of Financial
 Person in Charge                 Reporting Department, Accounting Division
--------------------------------------------------------------------------------
 Telephone Number                 0565-28-2121
--------------------------------------------------------------------------------

Matters to be Amended

--------------------------------------------------------------------------------------------------------------
                                                  Before amendment                       After amendment
--------------------------------------------------------------------------------------------------------------
II.  Matters Regarding Submitter        Total Number of Issued Shares         Total Number of Issued Shares
                                        (shares)                              (shares)

1. Submitter (Bulk Holder)/1            38,738,914                            87,071,527

(3) Breakdown of Stock, Etc. Held by    Percentage of Shares, Etc. Held by    Percentage of Shares, Etc. Held by
Submitter                               the Above-stated Submitter (%)        the Above-stated Submitter (%)

[2] Percentage of Shares, Etc. Held     13.40                                 5.96
--------------------------------------------------------------------------------------------------------------